UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								August 28, 2006

Via Facsimile (914) 499-7072 and US Mail

Samuel J. Palmisano
Chief Executive Officer
International Business Machines Corporation
1 New Orchard Road
Armonk, NY  10504

	Re:	International Business Machines Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed February 28, 2006
 		Response Letter Dated July 17, 2006
      File No. 1-2360

Dear Mr. Palmisano:

      We have reviewed your response letter dated July 17, 2006 and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. You state that there have been "special and very limited circumstances" that are exceptions to the statement that you have conducted no business, direct or indirect, with countries identified as state sponsors of terrorism. You provide one example, "a transfer of goods to United Nations operations, approved by the U.S. government." If all of the instances in which you have conducted business, directly or indirectly, with state sponsors of terrorism relate to U.S.-approved sales of goods to United Nations operations, please state so. If not, please describe for us your other contacts with terrorist-sponsoring states, and, to the extent reasonably practicable, provide the quantitative and qualitative information requested in prior comments one and two. Your response should indicate whether any of the business that you have conducted with these countries has involved the governments of the terrorist-sponsoring states or entities controlled by them.

2. We note your discussion of the web sites and reports referenced in our prior comment one and the statement that you are "unable to identify any content that reflects sales of IBM products or services in the embargoed/terrorist countries." We refer you to an April 23,
2006 press release by PRO TECHnology, a company with branches in Sudan and Iran which describes itself as a reseller of IBM products.
If you are unaware of IBM products available in these countries through PRO TECHnology or otherwise, please state so. If, however, you are aware of IBM products available in these countries, please expand your discussion of your compliance efforts to address such availability.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Barbara Jacobs
		Assistant Director
		Division of Corporation Finance
Samuel J. Palmisano
International Business Machines Corporation
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